02056551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

CR

GRUPO TELEVISA, S.A.

NOTICE TO SHAREHOLDERS

Holders of shares of the capital stock of Grupo Televisa, S.A. are hereby notified that as a result of the resolutions adopted by the general extraordinary and ordinary meeting of holders of Series "A" shares, the special extraordinary and ordinary meeting of holders of Series "D" shares and the special extraordinary and ordinary meeting of holders of Series "L" shares, held on April 30, 2002, and in order to exercise the preemptive rights conferred upon such holders by Article 132 of the General Mercantile Corporations Law (*Ley General de Sociedades Mercantiles*), they may subscribe and pay for, pursuant to the terms of this notice, 430,350,671 Series "A" shares, with full voting rights, of the capital stock of Grupo Televisa, S.A.

Holders of shares of the capital stock of Grupo Televisa, S.A. may subscribe one new Series "A" share for every 21.22222225 shares that they own, within a term of fifteen calendar days starting the day of the publication of this notice in the Federal Official Gazette (*Diario Oficial de la Federación*) and in one newspaper of major distribution in the Federal District, at a price of Ps$9.35 for every new share. The subscription price must be paid in cash, in one installment, in the legal currency of the United Mexican States, precisely against the respective subscription. Shareholders that intend to subscribe and pay the new shares must do so through the institutions with deposits before the S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, in which such shareholders maintain the custody of the relevant securities. The preemptive rights referred to in this notice are non-transferable.

The new Series "A" shares are not being offered to the public in the United States or any other jurisdiction outside of Mexico. The new Series "A" shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, nor under the securities laws of any state of the United States or of any other jurisdiction outside of Mexico. Accordingly, the new Series "A" shares may not be offered, sold, delivered or transferred, directly or indirectly, outside of Mexico, including within the United States, or to or for the account of a U.S. Person or any other person in any other jurisdiction outside of Mexico. The subscription for a new Series "A" share will constitute a representation and warranty that the subscriber is neither a U.S. Person nor a resident of any other jurisdiction outside of Mexico, and is not subscribing on behalf of any such person or with a view to the re-offer, re-sale or delivery of the new Series "A" shares, directly or indirectly, in any such jurisdiction or to any such person.

No person receiving a copy of this notice in any territory or jurisdiction other than Mexico may treat the same as constituting an invitation to him, nor should he in any event attempt, to subscribe for the new Series "A" shares, unless in the relevant territory such invitation can be lawfully made to him and such subscription made by him without contravention of or the need for compliance with any registration or other legal requirements other than any which have been fulfilled.

Mexico City, August 30, 2002

JUAN S. MIJARES ORTEGA
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: September 4, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President